ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2008
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
(Unaudited)

(expressed in Canadian dollars)

	March 31, 2008 $	December 31, 2007 $

Assets

Current assets
Cash and cash equivalents	1,046,167	2,533,105
Short-term investments	42,499	42,143
Prepaid expenses and deposits	133,040	139,641
Other current assets	124,147	75,572

	1,345,853	2,790,461
Property and equipment	471,221	500,371

	1,817,074	3,290,832

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	2,337,035	2,103,372
Current portion of obligations under capital lease	4,271	5,931

	2,341,306	2,109,303

Commitments and contingencies (notes 9 and 10)

Capital deficiency

Common shares – no par value, unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus	12,516,406	12,498,710
Deficit accumulated during development stage	(67,105,318)	(65,381,861)

	(524,232)	1,181,529

	1,817,074	3,290,832

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Approved by the Board of Directors “Darrell Elliott” “Douglas Gilpin” Chairman and Director Director

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Cumulative from October 30, 2000 to
	March 31, 2008 $	March 31, 2007 $	March 31, 2008 $

Revenue	-	-	-

Expenses
Corporate administration	1,057,838	1,464,910	18,591,626
Research and development	630,277	1,125,252	19,282,891
Amortization	29,150	650,879	7,964,075

	1,717,265	3,241,041	45,838,592

Loss from operations	(1,717,265)	(3,241,041)	(45,838,592)

Other income (expenses)
Interest	11,686	84,610	977,620
Loss on disposal of property and equipment	-	-	(104,842)
Impairment of acquired intellectual property (note 6)	-	-	(24,991,344)
(Loss) gain on foreign exchange	(17,878)	4,211	(51,124)
Debenture interest	-	-	(272,960)
Other	-	-	19,055

	(6,192)	88,821	(24,423,595)

Loss before income taxes	(1,723,457)	(3,152,220)	(70,262,187)

Future income tax recovery	-	228,193	4,526,803

Net loss and comprehensive loss	(1,723,457)	(2,924,027)	(65,735,384)

Accumulated deficit – Beginning of period	(65,381,861)	(33,814,171)

Accumulated deficit – End of period	(67,105,318)	(36,738,198)

Basic and diluted loss per common share (note 14)	$(0.02)	$(0.04)

Basic and diluted weighted average number of common shares outstanding	72,760,717	72,760,717

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Cumulative from October 30, 2000 to
	March 31, 2008 $	March 31, 2007 $	March 31, 2008 $
Cash provided by (used in)

Operating activities
Net loss for the period	(1,723,457)	(2,924,027)	(65,735,384)
Items not affecting cash
Debenture interest	-	-	265,487
Amortization	29,150	650,879	7,964,075
Stock-based compensation (note 13)	17,696	102,130	2,422,031
Common share issued to consultants for services rendered	-	-	148,000
Impairment of acquired intellectual property	-	-	25,233,970
Loss on disposal of property and equipment	-	-	104,842
Unrealized foreign exchange gain	-	-	(9,827)
Future income taxes	-	(228,193)	(4,526,803)
Change in non-cash working capital items (note 15)	191,689	(116,700)	2,007,207
Purchase of short-term investments	(356)	(259,324)	(2,385,513)
Redemption of short-term investments	-	2,662,325	12,679,851
	(1,485,278)	(112,910)	(21,832,064)

Financing activities
Repayment of obligations under capital lease	(1,660)	(1,368)	(9,943)
Issuance of share capital – net of share issue costs	-	-	33,066,639
Convertible debentures	-	-	84,856
Repurchase of common shares	-	-	(2,255,776)
	(1,660)	(1,368)	30,885,776

Investment activities
Acquisition of property and equipment	-	-	(1,150,396)
Cash acquired on business acquisitions	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	17,753
Expenditures on patents and trademarks	-	-	(267,626)
Purchase of short-term investments	-	-	(31,426,872)
Redemption of short-term investments	-	-	21,090,035
	-	-	(8,007,545)

(Decrease) increase in cash	(1,486,938)	(114,278)	1,046,167

Cash and cash equivalents – Beginning of period	2,533,105	405,354	-

Cash and cash equivalents – End of period	1,046,167	291,076	1,046,167

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

1	Going concern

These unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at March 31, 2008 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

As announced on March 31, 2008 we expect to file a final short form prospectus for a rights offering in June 2008.  The subscription price has not yet been determined and will be equal to the weighted average of the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the offering, less a discount of 25%.  The Company has applied to list on the TSX the rights distributed under the short form prospectus and the shares issuable upon the exercise of the rights.  Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to list the shares issuable upon the exercise of the rights (but not the rights themselves) on the American Stock Exchange (“AMEX”). Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.  The offering will only be available to existing shareholders on the, as yet to be determined, record date.  The Company is continuing negotiations to secure a Standby Guarantor for the rights offering.  If successful, the Company anticipates raising net proceeds to provide approximately 12 months of operating capital.  In the event these negotiations are not successful, the Board of Directors of the Company will undertake a strategic review of its alternatives.

The Company’s management continues to consider all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These unaudited interim consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2	Nature of operations

ViRexx amalgamated under the Business Corporations Act (Alberta) and is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of specified chronic viral infections and certain cancers.  The Company’s most advanced programs include drug candidates for the treatment of chronic hepatitis B and C, selected solid tumors and liver cancer.

ViRexx is listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).  On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards (Note 11).

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

3	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP for interim financial statements.  Except as described in note 4, the accounting principles and methods of computation adopted in these unaudited interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2007.  However, these unaudited interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2007.

4	Changes in accounting policies

Effective January 1, 2008, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2006.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

a)	Capital Disclosures (CICA Handbook Section 1535)

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 1535 “Capital Disclosures”.  This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Section did not have a material effect on the Company's consolidated financial statements.  Disclosure requirements pertaining to Capital Disclosures are contained in note 18 of these unaudited interim consolidated financial statements.

b)	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company adopted CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section did not have a material effect on the Company's unaudited interim consolidated financial statements.

c)	Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which replaces Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new presentation standard carries forward the former presentation requirements. The adoption of these Sections did not have a material effect on the Company's unaudited interim consolidated financial statements.  The new disclosure requirements pertaining to these Sections are contained in note 19 of these unaudited interim consolidated financial statements

d)	General standards of financial statement presentation:

In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

d)     General standards of financial statement presentation (continued):

(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The new disclosure requirements pertaining to this Section are contained in note 1 of these unaudited interim consolidated financial statements.

5	Future accounting pronouncements

a)	Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period. The changeover date from current Canadian GAAP to IFRS will be January 1, 2011. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

b)	Goodwill and Intangible Assets (CICA Handbook Section 3064)

In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”.

This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new Section for its fiscal year beginning January 1, 2009. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

6	Acquired intellectual property

On December 5, 2007, the Company announced the results of two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer.  The results showed that the studies failed to reach statistical significance.  These trials were conducted and based on acquired intellectual property and related agreements from AltaRex in December 2004.  The trials were conducted by ViRexx's licensing partner, Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation.  The development agreements have been terminated and the Company is now in the process of final collection of data and records. The value of the Unither development agreement and other licenses was directly linked to expected future cash flows from these agreements.  Due to the failure of the clinical trials and the termination of the development agreement the ability to realize the expected future economic benefit from the acquired intellectual property is remote.  Therefore, the entire unamortized value of the acquired intellectual property of $24,991,344 was recognized as an impairment loss in the audited consolidated statement of loss for the year ended December 31, 2007.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

7	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which certain directors, officers or shareholders have interests.  The following transactions were incurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three-months ended March 31, 2008, the Company incurred expenses totalling $297,749 (2007 - $185,919) for legal services rendered by a firm in which a certain corporate officer is a partner.  The Company incurred expenses for the three-months ended March 31, 2008 of $161,490 (2007 - $17,348) for consulting services rendered by a director of the Company.  At March 31, 2008 approximately $198,174 (December 31, 2007 - $108,964) of amounts due to related parties are included in accounts payable and accrued liabilities.

8	Accounts payable and accrued liabilities

	March 31, 2008 $	December 31, 2007 $

Professional fees	1,600,037	1,022,777
Laboratory supplies and services	308,394	667,905
Salaries	186,285	272,920
Office and administration	169,593	107,770
Other	32,000	32,000
Clinical trial costs	40,726	-
	2,337,035	2,103,372

9	Commitments

At March 31, 2008, expected minimum lease payments in each of the next four years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$
2008	97,934
2009	124,885
2010	115,885
2011	48,285
Thereafter	-
386,989

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

10	Contingencies

The Company has received statements of claim from three former employees and the former Chief Financial Officer relating to their termination or change in employment with the Company.  The former employees and the former Chief Financial Officer assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007 or wrongful dismissal.  The collective total of these claims is $1,939,750.  ViRexx believes that these claims are without merit and intends to aggressively defend this position.  As the outcome is uncertain, no amount has been accrued in these unaudited interim consolidated financial statements.

In February 2008, the Company proposed settlement of a further claim for severance pay and wrongful dismissal filed by a former employee.  The settlement amount was accrued in the December 31, 2007 audited consolidated financial statements.

Also, during February 2008 the Company reached a settlement with Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The settlement includes a cash payment of $100,000 and 500,000 warrants.  The cash settlement amount was accrued in the December 31, 2007 audited consolidated financial statements.  The issuance of the warrants will be recorded in the second quarter of 2008 once they are issued and the exercise price has been determined.

11	Subsequent events

On April 3, 2008 Mr. Peter P. Smetek, Jr. ceased to be a director of the Company.

On April 23, 2008 Mr. Erich Bam ceased to be an officer of the Company and no longer acts as the Chief Operating Officer.

On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards set forth in Part 10 of the AMEX Company Guide (“Company Guide”) and the Company has therefore become subject to the procedures and requirements of  Section 1009 of the Company Guide.

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its AMEX listing, the Company must submit a plan by June 6, 2008 addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by November 6, 2008 and Sections 1003(a)(i), (ii), (iii) of the Company Guide by November 6, 2009 .

12	Government assistance and research and development projects

During the three month period ended March 31, 2008, the Company qualified for a non-repayable grant in the amount of $93,254 (2007 - $40,012) from the National Research Council of Canada, of which $75,286 remained receivable at March 31, 2008 (2007 - $40,012) and is included in other current assets on the unaudited interim consolidated balance sheets.

Amounts received related to government assistance were recorded as a reduction of research and development expense.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

13	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

2008 Transactions

There were no transactions impacting share capital in fiscal 2008.

2007 Transactions

There were no transactions impacting share capital in fiscal 2007.

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants.  On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”).  The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.  All options vest within three years or less and are exercisable for a period of ten years or less from the date of grant.

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at March 31, 2008 and March 31, 2007.

		March 31, 2008		March 31, 2007
	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $
Outstanding – Beginning of period	5,332,811	0.67	6,096,241	0.81
Granted	25,000	1.05	673,175	0.59
Expired	(91,667)	1.05	-	-
Forfeited	(33,333)	0.84	(58,733)	0.81
Outstanding – End of period	5,232,811	0.67	6,710,683	0.79
Exercisable – End of period	4,953,556	0.71	5,472,665	0.78

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

13           Share capital (Continued)

The following table summarizes information relating to currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number of Options #	Weighted Average Remaining Contracted Life (years)	Weighted Average Exercise Price $	Exercisable Number of Options #	Weighted Average Exercise Price $
0.00 – 0.50	1,057,166	9.73	0.10	1,057,166	0.10
0.51 – 1.00	3,384,120	3.59	0.78	3,150,040	0.80
1.01 – 1.50	771,525	8.76	1.12	726,350	1.11
1.51 – 7.00	20,000	3.09	5.08	20,000	5.08
0.00 – 7.00	5,232,811	5.59	0.67	4,953,556	0.71

At March 31, 2008, the 5,232,811 options outstanding had a weighted average remaining contracted life of approximately six years (2007 – six years).

Stock-based compensation expense

During the three-month period ended March 31, 2008, the Company recognized $17,696 (2007 - $102,130) of compensation expense and contributed surplus.  For the three-month period ended March 31, 2008, research and development expense and corporate administration expense included compensation expense of $13,600 (2007 - $36,155) and $4,096 (2007 - $65,975) respectively.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	March 31, 2008	March 31, 2007

Expected life	7 years	7 years
Risk-free interest rate	4.2%	4.1%
Expected volatility	85.3%	62.5%
Expected dividend yield	0.0%	0.0%
Expected forfeiture rate	25.0%	25.0%
Weighted average fair value of options granted	$0.34	$0.38

Warrants

At March 31, 2008, there were 2,618,182 (December 31, 2007 – 14,618,181) warrants outstanding at a weighted average exercise price of $1.40 (2007 - $1.48).  The value attributed to the warrants is included in contributed surplus.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

13           Share capital (Continued)

				March 31, 2008
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
February 15, 2008	1.50	11,999,999	-	-	11,999,999	-
April 7, 2008	1.75	800,000	-	-	-	800,000
December 6, 2008	1.25	1,818,182	-	-	-	1,818,182
		14,618,181	-	-	11,999,999	2,618,182

Subsequent to March 31, 2008, an additional 800,000 warrants expired.

14	Net loss per common share

Common shares that could potentially dilute basic loss per common share in the future, but were not included in the computation of diluted loss per common share for March 31, 2008 and March 31, 2007 because to do so would be anti-dilutive, are as follows:

	March 31, 2008 #	March 31, 2007 #
Stock options	5,232,811	6,710,683
Warrants	2,618,182	17,039,571
Total anti-dilutive shares	7,850,993	23,750,254

15	Supplementary cash flow information

	March 31, 2008 $	March 31, 2007 $
Change in non-cash working capital items
Prepaid expenses and deposits	6,601	(231,869)
Other current assets	(48,575)	9,052
Accounts payable and accrued liabilities	233,663	106,117
	191,689	(116,700)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

16	Segment Information

The Company operates in one business segment which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its operations and long lived assets, excluding a portion of the intangible assets, in Canada.

17	Corporate reorganization

On February 14, 2007, a 13D was filed with the United States Securities and Exchange Commission by 27% of the shareholders to recommend a change in the majority of the Board of Directors of ViRexx.  Also at this time, work was being performed relating to a proposed $15.0 million public offering.  On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with the 13D group.  ViRexx incurred costs relating to these actions and the current Rights Offering for each period presented below as follows:

	March 31, 2008 $	March 31, 2007 $	December 31, 2007 $
Legal	148,182	120,903	463,155
Travel	-	39,139	42,890
Accounting	59,890	89,966	92,246
Consulting	141,420	-	142,633
	349,492	250,008	740,924

These costs are included in corporate administration in the unaudited interim consolidated statement of net loss and comprehensive loss and include amounts disclosed in note 10 to the extent they have been accrued.

18	Management of capital

The Company's objectives when managing capital are:

To safeguard the Company's ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level; and

To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

In the management of capital the Company includes cash and cash equivalents, short-term investments and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

In order to maximize ongoing research and development of its products, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry its research and development plans and operations into the second quarter of 2008.

The Company is not subject to any externally imposed capital requirements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

19	Financial instruments

Financial instruments of the Company consist of cash, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.  The Company has classified its financial instruments as follows:

	March 31, 2008 $	December 31, 2007 $
Financial assets
Cash and cash equivalents, held-for-trading, measured at fair value	1,046,167	2,533,105
Short-term investment, held-for-trading, recorded at fair value	42,499	42,143

Non-repayable grants receivable, loans and receivables, measured at amortized cost	75,286	30,265
GST receivable, loans and receivables, measured at amortized cost	48,861	45,307
	124,147	75,572
Financial liabilities
Accounts payable and accrued liabilities, other liabilities, measured at amortized cost	2,337,035	2,103,372
Current portion of obligations under capital lease, other liabilities, measured at amortized cost	4,271	5,931

The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of loss in the period the change occurs.  The Company has not identified or measured any embedded derivatives that require separation for the three-month period ended March 31, 2008 or the year ended December 31, 2007.

The Company did not have any available-for-sale financial instruments during the three-month period ended March 31, 2008 or the year ended December 31, 2007.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet is contractual obligations.

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and short-term investments.  The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters.  Cash and short-term investments are on deposit with a Canadian chartered bank.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

19           Financial instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments that earn interest at market rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company’s policy limits the investing of excess funds to liquid Guaranteed Investment Certificates (“GIC”) with maturities of 12 months or less.

Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates primarily within Canada although a portion of its expenses are incurred in United States dollars (“US dollar”) and Euros.  The Company has not entered into foreign exchange derivative contracts.  A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar or the Euro could have an effect on the Company’s results of operations, financial position or cash flows.  As at March 31, 2008, the Company is exposed to currency risk through its cash and cash equivalents and accounts payable and accrued liabilities denominated in US dollars and Euros as follows:

	March 31, 2008		December 31, 2007
	US $	Euros €	US $	Euros €
Cash and cash equivalents	69,179	8,131	94,359	8,136
Accounts payable and accrued liabilities	(582,764)	(19,225)	(353,607)	-
Net	(513,585)	(11,094)	(259,248)	8,136

Based on the above net exposures as at March 31, 2008, and assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the US dollar would result in a decrease/increase of $26,396 in the Company’s net loss and a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in a decrease/increase of $ 901 in the Company’s net loss.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

Accounts payable and accrued liabilities, as well as current portion of obligations under capital lease, are all due within the current operating period.